UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

 Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Pacira BioSciences, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
695127100
(CUSIP NUMBER)
Kevin Livingston
1370 Avenue of the Americas, 33rd Floor
New York NY 10019
(212) 660-8060
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 9, 2019
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box   ☒.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 695127100	13D

1	NAME OF REPORTING PERSONS Consonance Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,789,916
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,789,916
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,789,916
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 695127100	13D

1	NAME OF REPORTING PERSONS Consonance Capman GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,789,916
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,789,916
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,789,916
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 695127100	13D

1	NAME OF REPORTING PERSONS Mitchell Blutt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,789,916
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,789,916
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,789,916
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

Amendment No. 2 to Schedule 13D
The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Consonance Capital Management LP, a Delaware limited partnership (“Consonance”), Consonance Capman GP LLC, a Delaware limited liability company (“Capman”), and Dr. Mitchell Blutt, the principal of Consonance (collectively, the “Reporting Persons”) on October 22, 2018, as amended by Amendment No. 1 filed on June 5, 2019. This Amendment No. 2 amends and supplements the Schedule 13D as specifically set forth herein.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.
This Schedule 13D relates to Common Stock of the Issuer purchased by Consonance through the accounts of Consonance’s private fund client and potentially through its managed account client (collectively, the “Consonance Investors”). Consonance serves as the investment manager to the Consonance Investors and may direct the vote and dispose of the 2,789,916 shares of Common Stock held by the Consonance Investors. As the general partner of Consonance, Capman may direct the vote and disposition of the 2,789,916 shares of Common Stock held by the Consonance Investors. As the principal of Consonance, Dr. Blutt may direct the vote and disposition of the 2,789,916 shares of Common Stock held by the Consonance Investors.

Item 4.	Purpose of the Transaction
Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:
This Amendment No. 2 is being filed to report dispositions of beneficial ownership of shares of Common Stock in an amount equal to one percent or more of the Issuer’s outstanding Common Stock since the Reporting Persons filed their previous amendment to Schedule 13D. The disclosure in Item 5(c) below regarding transactions in the Issuer’s Common Stock effected during the previous 60 days is incorporated by reference herein. Consistent with their investment purpose, the Reporting Persons may make, or cause, further dispositions of Common Stock from time to time and may acquire, or cause to be acquired, additional shares of Common Stock, in each case depending on market conditions and other factors.
The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional securities of the Issuer or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities beneficially owned by the Reporting Persons in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.
Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a) The aggregate percentage of Common Stock reported to be beneficially owned by the Reporting Persons is based on 41,296,937 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of April 28, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 2, 2019.

Consonance, as the investment manager of the Consonance Investors, may be deemed to beneficially own the 2,789,916 shares of Common Stock held by the Consonance Investors, representing approximately 6.8% of the issued and outstanding shares of Common Stock of the Issuer.
In addition, Capman and Dr. Blutt, as the general partner and principal, respectively, of Consonance, the investment manager of the Consonance Investors, may also be deemed to beneficially own the 2,789,916 shares of Common Stock beneficially owned by the Consonance Investors, representing approximately 6.8% of the issued and outstanding shares of Common Stock of the Issuer.
The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the shares of Common Stock reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the shares of Common Stock reported herein that are not directly owned by such Reporting Person.  No Other Officer beneficially owns any shares of Common Stock of the Issuer.
(b) Consonance, Capman and Dr. Blutt have the shared power to vote and dispose of the Common Stock held by the Consonance Investors reported in this Schedule 13D.
(c) Except as previously disclosed in this Schedule 13D, as amended, Annex A attached hereto lists all transactions in the Common Stock during the past sixty (60) days by the Reporting Persons (on behalf of the Consonance Investors). Each of the transactions in the Common Stock were effected in the open market.
(d) The Consonance Investors hold the shares of Common Stock reported herein. Consonance Capital Master Account L.P. has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, more than five percent of the outstanding shares of Common Stock. Other than as set forth herein, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
(e) Not applicable.

Signatures
After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: July 10, 2019

CONSONANCE CAPITAL MANAGEMENT LP

By: Consonance Capman GP LLC

By: /s/ Mitchell Blutt
Mitchell Blunt
Managing Member

CONSONANCE CAPMAN GP LLC

By: /s/ Mitchell Blutt
Mitchell Blutt
Managing Member

/s/ Mitchell Blutt
Mitchell Blutt

ANNEX A
Except as previously disclosed in this Schedule 13D, as amended, the following table sets forth all transactions with respect to shares of Common Stock of the Issuer of which the Reporting Persons may be deemed to have beneficial ownership effected in the past 60 days. All such transactions were sales of Common Stock effected in the open market, and the table excludes commissions paid in per share prices.

Trade Date	Buy/Sell	Shares	Per Share Cost
6/05/2019	Sell	4,998	$43.6981
6/05/2019	Sell	20,002	$43.6981
6/06/2019	Sell	1,779	$42.8296
6/06/2019	Sell	7,121	$42.8296
6/12/2019	Sell	2,947	$43.5156
6/12/2019	Sell	1,359	$43.5650
6/12/2019	Sell	1,039	$43.5865
6/12/2019	Sell	11,793	$43.5156
6/12/2019	Sell	5,441	$43.5650
6/12/2019	Sell	4,161	$43.5865
6/13/3019	Sell	904	$44.5976
6/13/2019	Sell	3,620	$44.5976
6/14/2019	Sell	1,999	$43.7922
6/14/2019	Sell	8,001	$43.7922
6/17/2019	Sell	1,999	$43.0508
6/17/2019	Sell	8,001	$43.0508
6/19/2019	Sell	1,999	$43.6628
6/19/2019	Sell	8,001	$43.6628
6/20/2019	Sell	4,998	$43.9318
6/20/2019	Sell	20,002	$43.9318
6/21/2019	Sell	19,994	$43.7154
6/21/2019	Sell	80,006	$43.7154
6/24/2019	Sell	4,998	$43.3136
6/24/2019	Sell	20,002	$43.3136
6/25/2019	Sell	13,492	$43.6735
6/25/2019	Sell	53,987	$43.6735
6/26/2019	Sell	18,594	$43.2466
6/26/2019	Sell	74,406	$43.2466
7/09/2019	Sell	1,999	$43.2954
7/09/2019	Sell	8,001	$43.2954